UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. ) *

Zura Bio Limited

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number) G9TY5A101

March 20, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. G9TY5A101	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Hana Immunotherapeutics LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,404,274
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,404,274
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,404,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(1)
12	TYPE OF REPORTING PERSON* OO

(1)	Based on 27,552,148 Class A Ordinary Shares currently issued and outstanding as set forth in the Issuer’s Current Report on Form 8-K dated March 20, 2023, and filed with the SEC on March 24, 2023.

CUSIP No. G9TY5A101	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Chris Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,404,274(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,404,274(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,404,274(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(1)
12	TYPE OF REPORTING PERSON* IN

(1)	Based on 27,552,148 Class A Ordinary Shares currently issued and outstanding as set forth in the Issuer’s Current Report on Form 8-K dated March 20, 2023, and filed with the SEC on March 24, 2023. Mr. Chris Kim is the managing member of Hana Immunotherapeutics LLC (“Hana”), and has voting and dispositive power over, and may be deemed to be the beneficial owner of, the shares held by Hana.

CUSIP No. G9TY5A101	13G	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer: Zura Bio Limited. (f/k/a JATT Acquisition Corp)

(b)	Address of Issuer’s Principal Executive Offices:

4225 Executive Square, Suite 600, La Jolla, CA 92037

Item 2.

(a)	Name of Persons Filing:

Hana Immunotherapeutics LLC

Mr. Chris Kim

(b)	Address of Principal Business Office or if none, Residence:

6 Centerpointe Dr. #625, La Palma, CA 90623

(c)	Citizenship:

Hana Immunotherapeutics LLC - Delaware

Mr. Chris Kim – United States

(d)	Title of Class of Securities: Class A Ordinary Shares, $0.0001 par value

(e)	CUSIP Number: G9TY5A101

Item 3.	Not Applicable

CUSIP No. G9TY5A101	13G	Page 5 of 8 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page. Based on 27,552,148 Class A Ordinary Shares currently issued and outstanding as set forth in the Issuer’s Current Report on Form 8-K dated March 20, 2023, and filed with the SEC on March 24, 2023.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Mr. Chris Kim is the managing member of Hana Immunotherapeutics LLC (“Hana”), and has voting and dispositive power over, and may be deemed to be the beneficial owner of, the shares held by Hana.

CUSIP No. G9TY5A101	13G	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: See Item 4 and Exhibit 99.1.

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G9TY5A101	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2023

HANA IMMUNOTHERAPEUTICS LLC

By:	/s/ Chris Kim
Name:	Chris Kim
Title:	Managing Member

/s/ Chris Kim
Chris Kim

CUSIP No. G9TY5A101	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement